SUEZ LYONNAISE DES EAUX NEWS



Tuesday, November 9, 1999

Suez Lyonnaise des Eaux Completes Tender Offer for Nalco

          Paris, France and Naperville, Illinois - Suez Lyonnaise des Eaux (Paris Bourse: LY), a world leader in private infrastructure services, today announced that it has successfully completed its tender offer for shares of Nalco Chemical Company (NYSE: NLC), a leading provider of water treatment services and products. The tender offer expired at 12:00 midnight, New York City time, on Monday, November 8, 1999.

        Based on preliminary information, 66,195,851.711 shares of Common Stock of Nalco (including 907,700 shares tendered pursuant to notices of guaranteed delivery) and 346,606.379 shares of Series B ESOP Convertible Preferred Stock of Nalco were validly tendered under the terms of the offer. All shares validly tendered were accepted for payment at a price of $53.00 per share of Common Stock and $1060.00 per share of Series B ESOP Convertible Preferred Stock. Upon payment for the tendered shares, Suez Lyonnaise will own approximately 97.1 percent of the outstanding share capital of Nalco on a fully diluted basis.

         With annual revenues of $32.5 billion, Suez Lyonnaise is a world leader in private infrastructure services, with operations in more than 120 countries. It is a market leader in the water sector, supplying drinking water to 85 million people and providing wastewater services to 57 million people. The three global core business sectors of Suez Lyonnaise are: energy, water, and waste services.

          Based in Naperville, Illinois, outside of Chicago, Nalco employs 7,000 people of which about 3,600 are engineers and technicians with direct customer contact and 300 are researchers located in five R&D centers.

Contact:     John Ferguson             Graham Jackson             Paul Cholette
             Morrow & Co. for          Nalco Chemical             Nalco Chemical
             Suez Lyonnaise            (630) 305-1365             (630) 305-1147
             (212) 754-8000